EXHIBIT 21

List of Subsidiaries

Subsidiary	State of Incorporation

1. PBM Technology, Inc.	Delaware

2. Interchange PMP, Inc.	Oklahoma

3. Pharmacy Associates, Inc.	Arkansas

4. Specialty Pharmacy Care, Inc.	New York

5. Centrus Corporation	Delaware

6. NMHCRX Contracts, Inc.	Delaware

7. NMHC Funding, LLC	Delaware

8. National Medical Health Card IPA, Inc. d/b/a NMHCRX IPA	New York

9. NMHCRX, Inc.	Delaware

10. NMHCRX Mail Order, Inc. D/B/A NMHC Mail	Delaware

11. Integrail, Inc.	Delaware

12. Ascend Specialty Pharmacy Services, Inc.	Delaware

13. Portland Professional Pharmacy D/B/A NMHC Ascend	Maine

14.Portland Professional Pharmacy Associates D/B/A NMHC Ascend	Maine

15. Inteq PBM, L.P.	Texas

16. Inteq TX Corp.	Texas

17. Inteq Corp.	Delaware